June 10, 2019

Mr. Tony Burak

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Review of Forms N-CSR of World Funds Trust (the “Trust”)
(File Nos. 333-148723 and 811-22172)

Name of Series of the Trust/Fiscal Year Reviewed:
B. Riley Diversified Equity Fund/December 31, 2017
REMS International Real Estate Value-Opportunity Fund/ December 31, 2017
REMS Real Estate Income 50/50 Fund/ December 31, 2017
REMS Real Estate Value-Opportunity Fund/ December 31, 2017
Select Value Real Estate Securities Fund/ December 31, 2017
Mission-Auour Risk-Managed Global Equity Fund/ December 31, 2017
Union Street Partners Value Fund/September 30, 2017

Dear Mr. Burak:

You provided comments from the staff of the Securities and Exchange Commission on November 20, 2018 resulting from review by the staff of the Securities and Exchange Commission (the “Staff”) of Form N-CSR filings for the series of the Trust and the fiscal years noted above. The Trust responded by letter filed via EDGAR correspondence on March 14, 2019 (accession #0001209286-19-000190). On May 9, 2019, you provided an additional follow-up comment from the Staff. This letter provides the Staff’s original comment, the Trust’s response to that comment, the follow-up comment and the Trust’s response to the follow-up comment.

Management’s Discussion of Fund Performance

Initial Comment: With regards to Mission-Auour Risk-Managed Global Equity Fund, no MDFP or performance information appears in the annual report to shareholders. We note that the fund changed its investment advisor and subadvisor effective Nov. 7, 2017 to Mission Funds Advisors and Auour Investments LLC, respectively. Prior to Nov. 7, Commonwealth Capital Management, LLC and Shikiar Asset Management, Inc. served as investment advisor and subadvisor, respectively. First, please explain to us the fund’s basis for omitting from the annual report the performance information required under Form N-1A, Item 27(b)(7). Second, please explain to us whether any of the omitted performance information has been provided to shareholders through an amended report or supplementally.

Initial Response: Given the timing of the change in the Mission-Auour Risk-Managed Global Equity Fund’s investment advisors and the Fund’s decision, in accordance with Instruction 11 to Item 27(b)(7) of Form N-1A, to report performance beginning when the current advisers began to provide advisory services to the Fund, Trust management determined that including this discussion in the annual report for such a short period of time (i.e., Nov. 7 – Dec. 31, 2017) would not be meaningful and could potentially be confusing. We note that shareholders had relatively recent to this received a new prospectus and a proxy in which they received important information about the Fund’s investment strategies and approach to managing the Fund. In addition, Trust management determined that a discussion of the factors that materially affected the Fund’s performance during the most recently completed fiscal year, ten months of which were managed by a different investment advisor, would not be relevant to shareholders on a prospective basis and, again, could be potentially confusing. In light of these determinations, none of the omitted performance information has been provided to shareholders through an amended report or supplementally.

Mr. Tony Burak

U.S. Securities and Exchange Commission

June 10, 2019

Follow-Up Comment: Instruction 11 of Item 27(b)(7), upon which the Trust relied to report performance beginning when the current advisers began to provide advisory services to the Fund, does not relieve the Trust of the obligation to provide a discussion of the factors that materially affected the Fund’s performance during the most recently completed fiscal year in accordance with Item 27(i). In addition, Instruction 11 requires that a line graph be provided beginning on the date that the current adviser(s) began to provide advisory services to the Fund. Going forward, in similar circumstances, the Staff would expect to see a line graph from the date that the current adviser(s) began to provide advisory services to the fund and a discussion of the factors that materially affected the Fund’s performance during the most recently completed fiscal year.

Follow-Up Response: In the future, the Trust will provide the disclosure required by Form N-1A.

*               *                *

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively